Exhibit 99.1

Luda Technology Group Limited (NYSE: LUD)

Luda Technology Group Limited Wins a Significant Tender for China Yulong Island Refining and Chemical Integration Project (Phase One)

Hong Kong, Apr. 15, 2026 (GLOBE NEWSWIRE) – Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today that a subsidiary of the Company, Luda (Taian) Industrial Company Limited has been awarded a significant tender by Shangdong Yulong Petrochemical Company, Limited for the Yulong Island Refining and Chemical Integration Project (Phase One) located in China. The award covers the medium and low pressure stainless steel flanges framework agreement, with a total contract value exceeding RMB 160 million.

This successful bid underscores the Company’s proven capabilities, technical expertise and strong commitment to delivering high-quality solutions for large-scale industrial projects. It further demonstrates the Company's ability to meet stringent customer requirements with excellence and reliability. The Company looks forward to supporting its customers in advancing this landmark initiative and contributing to the successful execution of extensive refining and chemical integrations.

The Company believes that this major award not only enhances its financial performance but also reinforces its reputation as a trusted partner in the petrochemical and refining sectors, thereby supporting sustainable growth and continued returns for all stakeholders. The Company remains dedicated to creating long-term value by consistently pursuing high-quality contracts and delivering innovative solutions.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For enquiry, please contact:

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre,

38 Gloucester Road, Wanchai,

Hong Kong

Email: ir@ludahk.com

Phone: +852 2994 8774